Filed by American Realty Capital Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No. for Registration Statement on Form S-4: 333-190056

Subject Company: American Realty Capital Trust IV, Inc.

Commission File No. 000-54947

The following is a fact sheet that is being sent to stockholders of American Realty Capital Trust IV, Inc. ("ARCT IV") relating to the proposed merger between American Realty Capital Properties, Inc. and ARCT IV.

American Realty Capital Properties

AMERICAN REALTY CAPITAL TRUST IV, INC.

IMPORTANT MERGER INFORMATION

☑ **Vote FOR the Proposal to Approve the Merger with American Realty Capital Properties, Inc.**


Walgreens
PHARMACY
PHARMACY
Walgreens

UNDERSTANDING THE ARCT IV LIQUIDITY EVENT

American Realty Capital Properties, Inc. ("ARCP") (NASDAQ: ARCP) and American Realty Capital Trust IV, Inc. ("ARCT IV") announced on July 2, 2013 that they have signed a definitive merger agreement whereby ARCP will acquire all of the outstanding shares of ARCT IV for stock and cash in a transaction valued at approximately $3.1 billion. This transaction is anticipated to take place in January 2014, subject to receipt of ARCT IV stockholder approval.

The proxy materials were filed on December 4, 2013 and can be found here: http://tinyurl.com/kvvbsgb

ARCT IV STOCKHOLDER IMPACT

ARCT IV Stockholders will receive, per share of ARCT IV common stock:

CASH

$9.00, which equates to 30% of the total nominal consideration

ARCP COMMON STOCK

0.5190 of ARCP common stock, which equates to 22% of the total nominal consideration

ARCP PREFERRED STOCK

0.5937 shares of new preferred stock of ARCP with a liquidation preference of $25.00, which equates to 48% of the total nominal consideration

MOVING/SELLING SHARES

Immediately after the day of the merger, the ARCT IV shares will convert into ARCP shares, and move from DST to the ARCP transfer agent, Computershare ("CPU").

For most IRA and other custodial accounts, reconciliation will be done with CPU before the merger and those shares will be moved in bulk automatically to the custodian. For all other accounts, the share movement from CPU to a brokerage account will have to be done via a DRS (Direct Registration System) movement – this is used for individual accounts that are being transferred to existing brokerage accounts. The investor informs his or her broker to initiate a DRS share movement. The broker submits the required information to his or her back office or directly through the DTCC, which will handle the actual movement of shares. This process takes three business days from initiation to deposit of shares into the stockholders brokerage account. If you do not have a brokerage account you must establish one before you can move your shares. Please see the FAQ section for more information regarding statements and online access to stockholder accounts to help expedite this process.

IMPORTANT INFORMATION

You will need to have the following information on hand when initiating a DRS request:

1. ARCP COMMON SHARES

- **FUND CUSIP:** 02917T104
- **LPA NUMBER:** 07807
- **TICKER SYMBOL:** ARCP
- **YOUR ARCP ACCOUNT NUMBER**

2. ARCP PREFERRED STOCK

- **FUND CUSIP:** 02917T 401
- **LPA NUMBER:** 07807
- **TICKER SYMBOL:** ARCPP
- **YOUR ARCP ACCOUNT NUMBER**

3. YOUR BROKERAGE ACCOUNT NUMBER

IMPORTANT MERGER INFORMATION MAKE YOUR VOTE COUNT TRANSFER AGENT The Transfer Agent for ARCP is CPU. Once the ARCT IV shares are converted into ARCP shares, new account numbers will be established at CPU. We will be mailing each stockholder with their new ARCP account numbers. Stockholders will have online access to their accounts via CPU’s system called InvestorCentre. Once the accounts are established at CPU, any time you contact CPU regarding a stockholder account you will need to have the stockholder on the line as well. With the client on the line, CPU can update account information, change distribution options and even sell shares. www.investorcentre.com Computershare Phone Number: 800-736-3001 FRACTIONAL SHARES In order to facilitate a smooth and orderly share transfer process, all stockholders will be paid in cash for their fractional shares. Only full common and preferred shares will be listed. Your clients can expect both a fractional share check and a distribution check after the ARCT IV stockholder meeting, if applicable. ACCOUNT RECONCILIATION PERIOD In anticipation of the ARCT IV stockholder meeting, no changes to account information (such as names and addresses) have been processed for any account beginning on December 20, 2013. This account reconciliation period prior to the meeting ensures all parties are prepared for a listing. This account reconciliation period also allows the account records to be reconciled to help facilitate a smooth and orderly share transfer process. FREQUENTLY ASKED QUESTIONS HOW DO I SELL MY SHARES? Once the shares are moved to a brokerage account, you can follow your brokerage platforms procedures and sell as soon as the shares are available. CPU does also offer market orders at a fee. WHAT HAPPENS IF I NEVER TRANSFER MY SHARES TO A BROKERAGE ACCOUNT? Your account will continue to be held directly by our transfer agent and you will be paid monthly distributions as before. WHAT SORT OF COMMUNICATION WILL I RECEIVE FROM ARCT IV? ARCT IV commenced mailing of the definitive proxy statement and a form of proxy to the stockholders of ARCT IV on December 4, 2013. You may also receive additional communications from ARCT IV regarding this transaction. Communication will be sent through direct mailings, electronic mailing, direct communication with your financial advisor, and publicly available SEC filings. WHAT IS HAPPENING TO THE ARCT IV DRIP PLAN? The ARCT IV DRIP plan was suspended on July 1, 2013. Subsequent to the payment of distributions authorized by the board of directors for June 2013, which were payable in July 2013, all distributions authorized by the board of directors are paid to the stockholders of ARCT IV in cash. ARCP may launch its own DRIP post-closing. CAN ARCP OR ARCT IV REQUEST A SHARE MOVEMENT FOR ME? No, share movements must be initiated from the recipient (i.e. this is a “pull” and cannot be a “push”). WILL I RECEIVE TWO DIFFERENT ACCOUNT NUMBERS FOR MY ARCP COMMON AND ARCP PREFERRED SHARES? No,they will have the same account number at Computershare. For any other questions regarding this merger, contact: American National Stock Transfer, LLC 405 Park Avenue, 12th Floor New York, NY 10022 Phone: (877) 373-2522 Facsimile: (646) 861-7793

IMPORTANT MERGER INFORMATION MAKE YOUR VOTE COUNT ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger, ARCT IV filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) on December 4, 2013 and commenced mailing the definitive proxy statement/prospectus and a form of proxy to the stockholders of ARCT IV. These materials are not a substitute for the definitive proxy statement/prospectus or the Registration Statement on Form S-4 (File No. 333-190056) that ARCP filed with the SEC in connection with the proposed merger with ARCT IV. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) REGARDING THE PROPOSED MERGER, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THE PROXY STATEMENT/ PROSPECTUS AND SUCH OTHER DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCP, ARCT IV AND THE PROPOSED MERGER. The definitive proxy statement/prospectus contains additional detail concerning the benefits of the proposed merger, the risks associated therewith and conflicts of interest. Investors and security holders will be able to obtain, without charge, a copy of the definitive proxy statement/prospectus and other relevant documents filed with the SEC from the SEC’s website at http://www. sec.gov. Copies of the documents filed by ARCP with the SEC are also available on ARCP’s website at http://www.arcpreit.com, and copies of the documents filed by ARCT IV with the SEC are available on ARCT IV’s website at www.arct-4.com. PARTICIPANTS IN SOLICITATION ARCP, ARCT IV, AR Capital, LLC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARCT IV’s stockholders in respect of the proposed merger. Information regarding ARCP’s directors and executive officers can be found in ARCP’s definitive proxy statement filed with the SEC on April 30, 2013. Information regarding ARCT IV’s directors and executive officers can be found in ARCT IV’s definitive proxy statement/prospectus filed with the SEC on April 30, 2013. Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus, the registration statement and other relevant documents filed with the SEC in connection with the proposed ARCT IV merger. These documents are available free of charge on the SEC’s website and from the ARCP or ARCT IV, as applicable, using the sources indicated above. FORWARD-LOOKING STATEMENTS Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect ARCP’s and ARCT IV’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by any of the merger agreements will be consummated, the combined company’s plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future dividends and market valuations, and estimates of growth, including funds from operations and adjusted funds from operations and other statements that are not historical facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any of the merger agreements; (2) the inability to complete the ARCT IV merger due to the failure to obtain ARCT IV stockholder approval of the ARCT IV merger or the failure to satisfy other conditions to completion of the ARCT IV merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the ARCT IV merger; (3) the inability to obtain regulatory approvals for the Cole merger transaction and the approval by ARCP’s stockholders of the issuance of ARCP Common Stock in connection with the Cole merger and the approval by Cole’s stockholders of the Cole merger; (4) risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; (5) the effect of the announcement of the proposed mergers on ARCP’s, ARCT IV’s or Cole’s relationships with their respective customers, tenants, lenders, operating results and businesses generally; (6) the outcome of any legal proceedings relating to any of the mergers or the merger agreements; and (7) risks to consummation of the mergers, including the risk that the mergers will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in ARCP’s, ARCT IV’s and Cole’s filings with the SEC, which are available at the SEC’s website at www.sec. gov. ARCP, ARCT IV and Cole disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.